SECURITES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04034159

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

JUN 28 2004

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required) For the fiscal year ended December 31, 2003, or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from ____________________ to ______________________

Commission file number 0-16125

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

(S.E.C. registration No. 333-52765)

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

FASTENAL COMPANY
2001 Theurer Boulevard
Winona, Minnesota 55987

Exhibit index located on page 2

REQUIRED INFORMATION

The Fastenal Company & Subsidiaries 401(k) Plan (Plan) is subject to the Employment Retirement Income Security Act of 1974, as amended (ERISA). In accordance with Item 4 and in lieu of the requirements of Items 1-3 of Form 11-K, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Note to Financial Statements

Schedule of Assets (Held at End of Year)

<u>Exhibit Index</u>

1. Consent of KPMG LLP at page 15
2. Certification of Willard D. Oberton, President and Chief Executive Officer, and Daniel L. Florness, Executive Vice-President, Treasurer, and Chief Financial Officer of Fastenal Company, Pursuant to 18 U.S.C. Section 1350 at page 16

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2004

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

By Fastenal Company, Plan Administrator

By Daniel L. Florness

Daniel L. Florness, Executive Vice-President,
Treasurer, and Chief Financial Officer

KPMG

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Trustees of Fastenal Company &
Subsidiaries 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Fastenal Company & Subsidiaries 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
April 30, 2004

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments, at fair value:		
Investment funds	$ 16,496,349	10,010,098
Fastenal Company Stock Fund	5,929,676	3,844,603
Total investments	22,426,025	13,854,701
Excess deferrals payable	(225,341)	—
Net assets available for benefits	$ 22,200,684	13,854,701

See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

		2003	2002
Additions:			
Investment income (loss):			
Interest and dividends	$	31,348	23,027
Net appreciation (depreciation) in fair value of investments		4,699,745	(1,766,915)
		4,731,093	(1,743,888)
Contributions:			
Participant		4,808,664	4,987,890
Rollover		76,244	55,038
		4,884,908	5,042,928
Deductions:			
Benefits paid to participants		(1,184,330)	(784,419)
Return of net excess deferrals		(85,688)	(172,556)
		(1,270,018)	(956,975)
Net increase		8,345,983	2,342,065
Net assets available for benefits:			
Beginning of year		13,854,701	11,512,636
End of year	$	22,200,684	13,854,701

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Fastenal Company & Subsidiaries (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all full-time and part-time U.S. employees of the Company. Employees are eligible to participate in the Plan beginning on January 1 or July 1 after completing 12 months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Participants' contributions are recorded in the period that the participants' payroll deductions are made. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Employee contributions are 100% vested at all times. No Company contributions are made to the Plan.

The Company does not limit participant contributions; however, the Tax Reform Act of 1986 allows a maximum participant annual pretax contribution of $12,000 and $11,000 for calendar years 2003 and 2002, respectively.

Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the discrimination tests of the Internal Revenue Code. Changes in contributions are allowed based on the provisions of the Plan.

(c) Participant Allocation of Income and Loss

The net income or loss of each fund at each valuation date is allocated to each participant's account in the same ratio that such account bears to the total of all participants' accounts invested in the fund as of the valuation date. The basis for allocation is the time-weighted balance in the participant's account during the period.

(d) Payment of Benefits

Distributions may be made upon the occurrence of any of the following:

- Any termination of employment,
- Death of an actively employed participant prior to the normal retirement date (age 65),
- Termination of the Plan,
- Participant is still employed and has reached age 59 ½,
- Disability, or
- Participant is still employed and has suffered a financial hardship.

(e) Investment Fund Transfers

Participants may direct a transfer of all or a portion of their current account balances among investment funds in 1% increments on a daily basis.

(f) Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

(g) Administrative Costs

The Company pays the cost of administering the Plan. Investment manager fees are paid from the investment funds.

(h) Investment Options

Upon enrollment, each participant shall direct that contributions be invested in one or more of the following investment options in increments of 1%:

- **ING Fixed Account Fund** – Managed by ING Group N.V. or one of its subsidiaries. This fund primarily invests in high-quality, mortgage-backed securities.
- **ING Aeltus Money Market Fund** – Managed by ING Group N.V. or one of its subsidiaries. This fund primarily invests in short-term bills, including Treasury bills, commercial paper, and other high-quality, fixed-income securities.
- **ING Bond Fund** – Managed by ING Group N.V. or one of its subsidiaries. This fund invests at least 80% of its assets in debt securities. The fund may invest up to 15% of its assets in high-risk/high-yield securities (often called junk bonds). The fund may invest up to 25% of its assets in foreign securities.
- **ING Index Plus Large Cap Fund** – Managed by ING Group N.V. or one of its subsidiaries. This fund invests at least 80% of its assets in common stocks included in the S&P 500.
- **ING Small Company Growth Fund** – Managed by ING Group N.V. or one of its subsidiaries. This fund typically invests at least 80% of its assets in the common stock of companies with equity market capitalizations at the time of purchase of $1 billion or less. The fund may also invest in securities convertible into stocks. The fund may invest up to 30% of its assets in lower risk derivatives for hedging and other investment purposes.
- **ING Balanced Fund** – Managed by ING Group N.V. or one of its subsidiaries. The fund seeks to maximize total return with reasonable safety of principal by investing in a diversified portfolio of stocks, bonds, and money market instruments.
- **Fidelity Advisor Growth Opportunities Fund** – Managed by Fidelity Management and Research Company. The fund normally invests at least 65% of its assets in securities the investment manager believes have long-term growth potential. Although the fund invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds which may produce capital

growth. The fund may invest in foreign securities without limitation. The fund may not invest more than 25% of its total assets in any one industry.

- **Janus Fund** – Managed by Janus Capital Corporation. The fund primarily invests in common stocks of domestic and foreign companies. The fund has an emphasis on companies with larger market capitalizations. The fund may invest up to 35% of its net assets in high-yield/high-risk securities. The fund may invest without limit in foreign equity and debt securities.
- **Janus Worldwide Fund** – Managed by Janus Capital Corporation. The fund invests on a worldwide basis in companies and organizations of any size, regardless of organization or place of principal business activity. The fund seeks long-term growth of capital in a manner consistent with the preservation of capital, primarily through investments in common stocks of foreign and domestic issuers.
- **Templeton Growth Fund** – Managed by Templeton Global Advisors Limited. The fund primarily invests in stocks and debt obligations of companies and governments of any nation.
- **Fastenal Company Stock Fund** – The fund invests in shares of Fastenal Company common stock, with a small portion remaining in cash reserves.

The preceding plan description is intended for summary purposes only. The Plan document should be consulted for specific details.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year. Accrued investment income is reflected in the investment balance.

(3) Tax Status

The Internal Revenue Service has issued a favorable opinion letter on the prototype document stating that the prototype plan format (which the Plan is utilizing) qualifies under Section 401(a) of the Internal Revenue Code (IRC). This prototype plan is a standardized plan and, therefore, the plan administrator has indicated it will not be applying for the Plan's own determination letter. However, the plan administrator believes the Plan is a qualified plan and does not believe any events have occurred that might adversely affect the Plan's qualified status.

(4) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to the Form 5500:

Net assets available for benefits per the financial statements	$	22,200,684
Excess deferrals payable		225,341
Net assets available for benefits per the Form 5500	$	22,426,025

The following is a reconciliation of participant contributions per the financial statements for the year ended December 31, 2003 to Form 5500:

Participant contributions per the financial statements	$	4,808,664
Return of excess deferrals		225,341
Participant contributions per the Form 5500	$	5,034,005

(5) Investments and Investment Income

ING Life Insurance and Annuity Company (ING) manages the Plan's investment assets and executes transactions therein pursuant to discretionary authority granted by the Plan concerning purchases and sales of investments in the various funds.

Transactions for participant contributions to the Plan and benefits paid to participants are under the direct control of the plan administrator.

(Continued)

(6) Investments Representing 5% or More of the Plan's Assets

The following presents investments that represent 5% or more of the Plan's net assets:

		December 31	
		2003	2002
ING Index Plus Large Cap Fund	$	1,723,401	1,024,145
ING Small Company Growth Fund		4,131,633	2,315,610
Fidelity Advisor Growth Opportunities Fund		1,621,113	949,245
Janus Fund		2,859,622	1,684,199
Janus Worldwide Fund		1,246,988	749,073
Templeton Growth Fund		2,513,729	1,513,509
Fastenal Company Stock Fund		5,929,676	3,844,603

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $4,699,745 and $(1,766,915), respectively, as follows:

		2003	2002
Investment funds	$	3,218,548	(2,054,312)
Fastenal Company common stock		1,481,197	287,397
	$	4,699,745	(1,766,915)

(7) Party-in-interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.

(8) Risk and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

(9) Transfer of Assets

Effective July 1, 2004, the Plan assets will be transferred from ING to Merrill Lynch. Merrill Lynch will perform the recordkeeping and trustee duties.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Schedule of Assets (Held at End of Year)

December 31, 2003

	Description	Face amount or number of shares		Current value
*	ING Fixed Account Fund	49,382	$	797,871
*	ING Aeltus Money Market Fund	29,668		420,915
*	ING Bond Fund	42,606		760,232
*	ING Index Plus Large Cap Fund	104,677		1,723,401
*	ING Small Company Growth Fund	162,035		4,131,633
*	ING Balanced Fund	22,695		420,845
	Fidelity Advisor Growth Opportunities Fund	97,971		1,621,113
	Janus Fund	133,332		2,859,622
	Janus Worldwide Fund	56,882		1,246,988
	Templeton Growth Fund	106,097		2,513,729
*	Fastenal Company Stock Fund	302,816		5,929,676
			$	22,426,025

* Denotes a party-in-interest.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Fastenal Company:

We consent to incorporation by reference in the Registration Statement (No. 333-52765) on Form S-8 of Fastenal Company of our report dated April 30, 2004, relating to the statements of net assets available for benefits of Fastenal Company & Subsidiaries 401(k) Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule as of December 31, 2003, which report appears in the annual report on Form 11-K of Fastenal Company & Subsidiaries 401(k) Plan for the year ended December 31, 2003.

KPMG LLP

Minneapolis, Minnesota
June 25, 2004

Certification Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of the Fastenal Company & Subsidiaries 401(k) Plan (the "Plan") on Form 11-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), we, Willard D. Oberton, President and Chief Executive Officer, and Daniel L. Florness, Executive Vice-President, Treasurer, and Chief Financial Officer of Fastenal Company (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: June 25, 2004

Willard D. Oberton
President and Chief Executive Officer

Daniel L. Florness
Executive Vice-President, Treasurer, and Chief Financial Officer